[redacted]

14048494

UNI
SECURITIES AND E
Washing

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2014
WASH., D.C.
189

AB 3/18

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69089

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCFG Wealth Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28202 Cabot Road, Suite 300
(No. and Street)

Laguna Niguel	CA	92677
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rick Roberts Phone: (949) 365-5830
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David A. Widerman
(Name – *if individual, state last, first, middle name*)

5031 Birch Street, Suite C	Newport Beach	CA	92660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/26/14

OATH OR AFFIRMATION

I, Rick Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCFG Weatlh Management, LLC, as of December 31st, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

See Attached Jurat
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 3 day of March, 2014, by Rick Roberts
____,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

R. JENKINS
Commission # 1927148
Notary Public - California
Orange County
My Comm. Expires Mar 9, 2015

(Seal) Signature [signature]

TCFG WEALTH MANAGEMENT, LLC

Audited Financial Statements
For the year ended December 31, 2013

Unaudited Financial Statements
For the year ended December 31, 2012

Widerman Associates
CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying financial statements of TCFG Wealth Management, LLC which comprise the Balance Sheet as of December 31, 2013, and the related statements of income, changes in partners' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

THE STOWELL BUILDING
5031 BIRCH STREET • SUITE C • NEWPORT BEACH, CA 92660
949.474.8676 • FAX 949.752.8652 • WWW.WIDERMANCPA.COM

Wideman & Associates
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TCFG Wealth Management, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The summarized comparative information presented herein as of and for the year ended December 31, 2012, derived from those unaudited financial statements, has not been audited, reviewed, or compiled and, accordingly, we express no opinion on it.

Also on March 2, 2014, we issued our Report on Internal Control (as required by Securities and Exchange Rule 17a-5). This report is an integral part of the audit and should be read in conjunction with this report in considering the results of our audit.

Newport Beach, California
March 2, 2014

THE STOWELL BUILDING
5031 BIRCH STREET • SUITE C • NEWPORT BEACH, CA 92660
949.474.8676 • FAX 949.752.8652 • WWW.WIDERMANCPA.COM

TCFG WEALTH MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND DECEMBER 31, 2013

ASSETS

	12/31/12	12/31/13
Current Assets		
Cash and cash equivalents (Note 5)	$107,839	$47,894
Deposit with clearing organization (Note 6)	0	50,000
Note receivable - related party (Note 7)	0	7,000
Prepaid expenses	6,000	0
Total Current Assets	113,839	104,894
Total Assets	$113,839	$104,894

LIABILITIES & PARTNERS' EQUITY

	12/31/12	12/31/13
Current Liabilities		
Accounts payable	$6,250	$24,305
State taxes payable (Note 5)	800	1,600
Total current liabilities	7,050	25,905
Long-term Liabilities:		
	0	0
Total Long-term Liabilities	0	0
Total Liabilities	7,050	25,905
Partners' Equity:		
Members' Contributions (Note 8)	120,000	300,255
Net income (loss)	(13,211)	(208,055)
Prior net income (loss)	0	(13,211)
Total Partners' Equity	106,789	78,989
Total Liabilities and Partners' Equity	$113,839	$104,894

See accompanying independent auditor's report and notes to financial statements

TCFG WEALTH MANAGEMENT, LLC
STATEMENT OF INCOME (LOSS)
DECEMBER 31, 2012 AND DECEMBER 31, 2013

	1/1/12 - 12/31/12	1/1/13 12/31/13
INCOME:		
Execution and clearing revenue (Note 2)	$0	$34,230
Revenue sharing income - 12b-1 fees (Note 2)	0	30,140
Mutual fund income	0	10,122
Riskless principal income (Note 2)	0	7,739
OTC & listed equities income	0	618
Insurance commissions	0	1,791
Fee income	0	1,289
Other income	0	1,896
Total income	0	87,825
Cost of sales:		
Commissions	0	13,789
Subcontract labor	0	37,673
Execution and clearing expense	0	13,045
FINRA registration and assessment fees	100	10,677
Total cost of sales	100	75,184
Gross profit	(100)	12,641
General & administrative expense:		
Advertising and promotion		
Bank charges	60	315
Copying and printing	0	486
Delivery and postage	25	819
Education	0	200
Guaranteed payments to managing partner	0	112,571
Insurance	0	2,853
Internet, E-mail and IT services	0	3,406
Travel	0	3,904
Office supplies	110	3,494
Professional fees	12,125	74,000
Rent	0	17,580
Underwriting fees	0	500
Total general and administrative expenses	12,320	220,128
Income (loss) from operations	(12,420)	(207,487)

See accompanying independent auditor's report and notes to financial statements

TCFG WEALTH MANAGEMENT, LLC
STATEMENT OF INCOME (LOSS)
(Continued)
DECEMBER 31, 2012 AND DECEMBER 31, 2013

	1/1/12 - 12/31/12	1/1/13 12/31/13
Income (loss) from operations (from previous page)	($12,420)	($207,487)
Other income (expense):		
Interest income	9	232
Total other income (expense)	9	232
Provision for taxes:	(800)	(800)
Total Provision for taxes	(800)	(800)
Net income (loss)	($13,211)	($208,055)

See accompanying independent auditor's report and notes to financial statements

TCFG WEALTH MANAGEMENT, LLC
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
DECEMBER 31, 2012 AND DECEMBER 31, 2013

	12/31/12	12/31/13
Beginning Balance	$0	$106,789
Contributions	120,000	180,255
Distributions	0	0
Net income/(loss)	(13,211)	(208,055)
Ending Balance	$106,789	$78,989

See accompanying independent auditor's report and notes to financial statements

TCFG WEALTH MANAGEMENT, LLC
STATEMENT OF CHANGES IN FINANCIAL CONDITION
DECEMBER 31, 2012 AND DECEMBER 31, 2013

	1/1/12 - 12/31/12	1/1/13 12/31/13
Cash flows from operating activities		
Net income (loss)	($13,211)	($208,055)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
(Increase) deposit with clearing organization	0	(50,000)
(Increase) Note receivable - related party	0	(7,000)
Decrease in prepaid expense	0	6,000
Increase in state taxes payable	800	800
Increase in accounts payable	250	18,055
Net cash provided by (used for) operations	(12,161)	(240,200)
Cash flows from financing activities:		
Increase in members' contributions	120,000	180,255
Net cash provided by (used for) financing activities	120,000	180,255
Net increase/(decrease) in cash	107,839	(59,945)
Cash at beginning of year	0	107,839
Cash at end of year	$107,839	$47,894

See accompanying independent auditor's report and notes to financial statements

NOTE 1 – ORGANIZATION AND DESCRIPTION OF THE BUSINESS

TCFG Wealth Management, LLC ("TCFG", "the Company" or "We") was organized April 10, 2012, under the laws of Delaware. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934 and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in a broad range of activities in the private wealth management, equity and fixed income capital markets, asset management and private equity businesses, including securities brokerage and asset management services.

The Company is required to follow the securities laws and regulations put forth by the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC), the Securities Investor Protection Corporation (SIPC) and the individual states in which the Company operates.

Note 2 – REVENUE SOURCES

We earn revenue primarily from acting as an agent for our registered representatives who buy and sell securities and mutual funds on behalf their customers. In return for such services, we charge commissions that are recorded in the Statement of Operations as execution and clearing revenue

An additional source of revenue consists of 12b-1 fees which are paid by the investment fund to the Company based on a percentage of the fund's net asset values. The revenue we earn is a commission paid to the Company by the shareholder at the time the shareholder exits the fund.

Another source of income is Riskless Principal income which is a commission on a trade in a security that involves two orders (i.e., two legs), with the execution of one of these orders dependent upon the receipt or execution of the other.

On March 24, 1999, the SEC approved amendments to FINRA, then the National Association of Security Dealers (NASD) rules regarding the reporting

of riskless principal transactions by market makers in Nasdaq and OTC securities. The rule change, which was effective Sep. 30, 1999, permits market makers to only report one leg (i.e., the sale to the customer) of a riskless principal transaction, rather than both legs, as was the requirement previously.

NOTE 3 – RISK FACTORS

We depend on a strong financial market with customers buying into the funds, since they ultimately generate revenue. If market slows, it will directly affect those revenues. Additionally, these revenues depend on generation by the Company's registered representatives and their continued production. An adverse effect could be realized if these registered representatives seek opportunities elsewhere. The Company does not anticipate the loss of the existing registered representatives at this time.

The Company depends significantly on contribution of time and effort of the managing partner and principal owner of the entity to continue as in the past.

NOTE 4 – CURRENT ACCOUNTING PRONOUNCEMENTS

Statements of Financial Accounting Standards ("SFAS) No. 157, "Fair Value Measurement." SFAS No. 157, In September 2006 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by l

level within that hierarchy. In February 2008, the FASB issued FASB Staff Position No. 157-2, *Effective Date of FASB Statement No. 157*, which permits a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company has no assets or liabilities that would require adoption of SFAS No. 157

SFAS 159 – Fair Value Option for Financial Assets and Financial Liabilities **In February 2007,** the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. We were required to adopt SFAS 159 beginning in the first quarter of fiscal year 2008. We did not elect the fair value option, therefore the adoption of SFAS 159 did not have any impact on our financial statements

NOTE 5 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying audited financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") for financial reporting purposes and accordingly reflect all significant receivables, payables and other liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be taxed as partnership for federal and state income tax purposes. No taxes are payable at the federal level; however, the Company is subject to the California limited liability tax. Accordingly, the financial statements include a provision for state income taxes of $800 and $800 for the years ended December 31, 2012 and December 31, 2013, respectively.

Cash

Cash consists of two accounts with one financial institution. The Company also maintains a riskless principal account defined as trade in which a member who has received a customer order immediately executes an identical order in the marketplace, while taking on the role of principal, in order to fill the customer order. The balance in the riskless principal account (for the year ended December 31, 2013 only) is minimal.

As of December 31, 2012 and December 31, 2013, none of the cash on deposit exceeded the $250,000 Federal deposit insurance limit. Accordingly, these accounts were fully insured by the Federal Deposit Insurance Corporation.

NOTE 6 - DEPOSIT WITH CLEARING ORGANIZATION

The Company uses Fidelity Investments as its clearing house and on July 26, 2013, the Company deposited $50,000 with Fidelity Investments As members of an exchange, the Company is required to clear their trades through the clearing house at end of each trading session and to deposit with the clearing house a sum of money (based on clearinghouse margin requirements) sufficient to cover the member's debit balance.

NOTE 7- NOTE RECEIVABLE- RELATED PARTY

During the year ended December 31, 2013, the Company loaned an affiliate the sum of $12,000 in the form of a demand note. Repayments during year ended December 31, 2013, totaled $5,000. The remaining balance of $7,000 is expected to repaid within the next calendar year

NOTE 8 – MEMBERS' CONTRIBUTIONS

The Company had 3 registered representatives as of December 31, 2012 and the number of registered representatives has increased to 10 as of December 31, 2013. Each registered representative has a proportionate interest in the underlying Company. As of December 31, 2013, no additional capital contributions from existing registered representatives are required

TCFG Wealth Management, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

Computation of net capital	
Total stockholder's capital from statement of financial condition	$78,989
Less – Non-allowable assets	
Intercompany Receivable	7,000
Net capital before haircuts	71,989
Haircuts on securities positions	
Other positions	0
Undue concentration	0
Net capital	**$71,989**
Computation of aggregate indebtedness	
Accounts payable	$ 25,905
Aggregate indebtedness	$ 25,905
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 1,727
Minimum dollar per capital requirements	5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$ 5,000
Excess net capital	**$66,989**
Net capital less 120% of minimum dollar net capital required	**$65,989**
Ratio: aggregate indebtedness to net capital	**0.36 to 1**
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013	
Net capital, as reported in Company's Part II (unaudited) Focus Report	$101,238
Increase in Accounts Payable	22,925
Decrease in Accounts Receivable	6,324
Net capital, as included in this report	**$71,989**

TCFG WEALTH MANAGEMENT, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company has no customers.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2013.

Widerman Associates
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Managing Partner
TCFG Wealth Management, LLC
Laguna Niguel, California

In planning and performing our audit of the financial statements of TCFG Wealth Management, LLC ("the Company") as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

THE STOWELL BUILDING
5031 BIRCH STREET • SUITE C • NEWPORT BEACH, CA 92660
949.474.8676 • FAX 949.752.8652 • WWW.WIDERMANCPA.COM

Widerman Associates
CERTIFIED PUBLIC ACCOUNTANTS

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions of that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the course of performing their assigned functions, to prevent, or detect or correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is A reasonable possibility that a material misstatement of the Company's financial statement(s) will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that the practices and procedures that accomplish the objectives in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, an on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the managing partner, the SEC, the Financial Industry Regulatory Authority, and other agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

David A. Widerman

David A. Widerman, CPA

March 2, 2014
Newport Beach, California

THE STOWELL BUILDING
5031 BIRCH STREET • SUITE C • NEWPORT BEACH, CA 92660
949.474.8676 • FAX 949.752.8652 • WWW.WIDERMANCPA.COM